Exhibit 99
NEWS

[LOGO]
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

Kadant Reports Results for First Quarter 2010
and Raises Full Year 2010 Guidance

WESTFORD, Mass., April 28, 2010 – Kadant Inc. (NYSE:KAI) reported revenues from continuing operations of $61.1 million in the first quarter of 2010, a decrease of $3.9 million, or 6 percent, compared to $65.0 million in the first quarter of 2009. Revenues in the first quarter of 2010 included a $2.4 million, or 4 percent, increase from foreign currency translation compared to the first quarter of 2009. Operating income from continuing operations in the first quarter of 2010 was $4.7 million compared to $0.2 million in the first quarter of 2009. Operating income in the first quarter of 2010 included income of $0.3 million related to a gain on the sale of real estate, while operating income in the first quarter of 2009 included restructuring costs of $0.8 million. Net income in the first quarter of 2010 was $3.6 million, or $.29 per diluted share, versus a net loss of $2.9 million, or $.23 per diluted share, in the first quarter of 2009. Net income in the first quarter of 2010 included an after-tax gain on the sale of real estate of $0.2 million, or $.02 per diluted share. Net loss in the first quarter of 2009 included a $2.6 million incremental tax provision, or $.21 per diluted share, and a $0.5 million, or $.04 per diluted share, after-tax restructuring charge.

"The first quarter results were significantly stronger than we had anticipated, giving us a great start to the year," said Jonathan W. Painter, president and chief executive officer of Kadant. "Diluted EPS was $.29 in the first quarter of 2010, including a $.02 gain from the sale of real estate, compared to our GAAP diluted EPS guidance of $.06 to $.08. The improved performance was due to higher operating income and a lower effective tax rate, the latter of which contributed $.08 to first quarter diluted EPS compared to our guidance. Revenues of $61 million exceeded the high end of our guidance by $3 million, largely due to higher sales in our fluid-handling product line.

"Both bookings and revenues increased sequentially for the third quarter in a row, with strong performances in most of our product lines and geographic regions. Bookings of $70.2 million were up 45 percent compared to the first quarter of 2009, and increased 9 percent on a sequential basis. We were especially pleased with our fluid-handling bookings, which increased 58 percent over last year and 27 percent sequentially. In addition, after the quarter ended we booked two stock preparation system orders with a combined value of more than $7 million.

"The first quarter results were encouraging on several other fronts. Gross margins were 44 percent, one of the highest quarterly levels in our company's history, a result of both a favorable product mix and lower costs resulting from our restructuring efforts. Operating income of $4.7 million was the highest since the third quarter of 2008, and our backlog, which ended the quarter at $69 million, was up 50 percent over a year ago.

"The solid first quarter results, combined with the stronger bookings, the general increase in business activity in our markets, and the lower effective tax rate, all suggest that the full year results will be better than we had anticipated. We believe, however, that some of the recent strong bookings may be the result of pent-up demand. In addition, continued uncertainty in the sustainability of the economic recovery leads us to maintain a cautious view of the second half of 2010. As such, we now expect to report GAAP diluted EPS of $.38 to $.40 from continuing operations in the second quarter of 2010, including $.01 of restructuring costs, on revenues of $67 to $69 million. For the full year, we expect to achieve GAAP diluted EPS of $1.10 to $1.20 from continuing operations, revised from our previous estimate of $.45 to $.55, on revenues of $255 to $265 million, revised from our previous estimate of $240 to $250 million."

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Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of foreign currency translation, adjusted operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

We present increases or decreases in revenues excluding the effect of foreign currency translation to provide investors insight into underlying revenue trends. In addition, we exclude from certain financial measures restructuring costs and gains on the sale of assets to give investors additional insight into our quarterly and annual operating performance, especially when compared to quarters in which such items had greater or lesser effect, or no effect. In addition, these items are excluded as they are either isolated or cannot be expected to occur again with any regularity or predictability and we believe are not indicative of our normal operating results.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Adjusted EBITDA and adjusted operating income exclude other income of $0.3 million, associated with a gain on the sale of real estate, in the first quarter of 2010 and restructuring costs of $0.8 million in the first quarter of 2009.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables.

Conference Call

Kadant will hold its earnings conference call on Thursday, April 29, 2010, at 11 a.m. Eastern time. To listen, call 800-709-2159 within the U.S., or 973-582-2810 outside the U.S. Please reference Event ID number 68164953. You can also listen to the call live on the Web by visiting www.kadant.com and clicking on "Investors." An audio archive of the call will be available on our Web site until May 28, 2010.

Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

Consolidated Statement of Operations	Three Months Ended	
	April 3, 2010	April 4, 2009
Revenues	$ 61,121	$ 64,957
Costs and Operating Expenses:		
Cost of revenues	34,246	40,317
Selling, general, and administrative expenses	21,124	22,205
Research and development expenses	1,372	1,470
Restructuring costs and other income, net (a)	(302)	757
	56,440	64,749
Operating Income	4,681	208
Interest Income	38	207
Interest Expense	(358)	(813)
Income (Loss) from Continuing Operations Before Provision for Income Taxes	4,361	(398)
Provision for Income Taxes	716	2,464
Income (Loss) from Continuing Operations	3,645	(2,862)
Loss from Discontinued Operation, Net of Tax	(4)	(4)
Net Income (Loss)	3,641	(2,866)
Net Income Attributable to Noncontrolling Interest	(30)	(25)
Net Income (Loss) Attributable to Kadant	$ 3,611	$ (2,891)
Amounts Attributable to Kadant:		
Income (Loss) from Continuing Operations	$ 3,615	$ (2,887)
Loss from Discontinued Operation, Net of Tax	(4)	(4)
Net Income (Loss) Attributable to Kadant	$ 3,611	$ (2,891)
Basic and Diluted Earnings (Loss) per Share from Continuing Operations Attributable to Kadant	$ .29	$ (.23)
Basic and Diluted Earnings (Loss) per Share Attributable to Kadant	$ .29	$ (.23)
Weighted Average Shares:		
Basic	12,411	12,506
Diluted	12,492	12,506

Revenues by Product Line	Three Months Ended		Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (b,d)
	April 3, 2010	April 4, 2009		
Stock-Preparation Equipment	$ 17,755	$ 29,174	$ (11,419)	$ (11,870)
Fluid-Handling	20,065	15,737	4,328	3,241
Accessories	12,495	11,527	968	379
Water-Management	6,504	5,135	1,369	1,146
Other	650	414	236	164
Pulp and Papermaking Systems Segment	57,469	61,987	(4,518)	(6,940)
Other (c)	3,652	2,970	682	682
	$ 61,121	$ 64,957	$ (3,836)	$ (6,258)

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Sequential Revenues by Product Line	Three Months Ended				Increase (Decrease)
	April 3, 2010		Jan. 2, 2010		
Stock-Preparation Equipment	$	17,755	$	20,440	$ (2,685)
Fluid-Handling		20,065		17,296	2,769
Accessories		12,495		11,576	919
Water-Management		6,504		5,501	1,003
Other		650		456	194
Pulp and Papermaking Systems Segment		57,469		55,269	2,200
Other (c)		3,652		1,491	2,161
	$	61,121	$	56,760	$ 4,361

Business Segment Information (c)	Three Months Ended			
	April 3, 2010		April 4, 2009	
Revenues:				
Pulp and Papermaking Systems	$	57,469	$	61,987
Other		3,652		2,970
	$	61,121	$	64,957
Gross Profit Margin:				
Pulp and Papermaking Systems		44%		38%
Other		51%		34%
		44%		38%
Operating Income:				
Pulp and Papermaking Systems	$	6,304	$	2,882
Corporate and Other		(1,623)		(2,674)
	$	4,681	$	208
Adjusted Operating Income (d):				
Pulp and Papermaking Systems	$	6,002	$	3,639
Corporate and Other		(1,623)		(2,674)
	$	4,379	$	965
Bookings from Continuing Operations:				
Pulp and Papermaking Systems	$	66,968	$	45,266
Other		3,219		3,091
	$	70,187	$	48,357
Capital Expenditures from Continuing Operations:				
Pulp and Papermaking Systems	$	526	$	1,112
Corporate and Other		13		45
	$	539	$	1,157

Cash Flow and Other Data from Continuing Operations	Three Months Ended			
	April 3, 2010		April 4, 2009	
Cash (Used In) Provided by Operations	$	(555)	$	13,767
Depreciation and Amortization Expense		1,658		1,843

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Balance Sheet Data		April 3, 2010		Jan. 2, 2010
Assets				
Cash and Cash Equivalents	$	43,643	$	45,675
Accounts Receivable, net		40,892		36,436
Inventories		40,270		37,435
Unbilled Contract Costs and Fees		4,513		3,370
Other Current Assets		9,091		8,355
Property, Plant and Equipment, net		37,340		38,415
Intangible Assets		27,373		28,071
Goodwill		95,490		97,622
Other Assets		11,867		12,277
	$	310,479	$	307,656
Liabilities and Shareholders' Investment				
Accounts Payable	$	22,218	$	17,612
Short- and Long-term Debt		23,125		23,250
Other Liabilities		70,948		72,763
Total Liabilities	$	116,291	$	113,625
Shareholders' Investment	$	194,188	$	194,031
	$	310,479	$	307,656

Adjusted Operating Income and Adjusted EBITDA Reconciliation		Three Months Ended		
		April 3, 2010		April 4, 2009
Consolidated				
Net Income (Loss) Attributable to Kadant	$	3,611	$	(2,891)
Net Income Attributable to Noncontrolling Interest		30		25
Loss from Discontinued Operation, Net of Tax		4		4
Provision for Income Taxes		716		2,464
Interest Expense, net		320		606
Restructuring costs and other income, net (a)		(302)		757
Adjusted Operating Income (d)		4,379		965
Depreciation and Amortization		1,658		1,843
Adjusted EBITDA (d)	$	6,037	$	2,808
Pulp and Papermaking Systems				
Operating Income	$	6,304	$	2,882
Restructuring costs and other income, net (a)		(302)		757
Adjusted Operating Income (d)	$	6,002	$	3,639
Depreciation and Amortization		1,541		1,729
Adjusted EBITDA (d)	$	7,543	$	5,368
Corporate and Other (c)				
Operating Loss	$	(1,623)	$	(2,674)
Depreciation and Amortization		117		114
EBITDA (d)	$	(1,506)	$	(2,560)

(a) Represents restructuring and other income of $302 in the three-month period ended April 3, 2010, including restructuring income of $17 and a gain on the sale of real estate of $285. Represents restructuring costs of $757 in the three-month period ended April 4, 2009.

(b) Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the current period.

(c) "Other" includes the results from the Fiber-based Products business.

(d) Represents a non-GAAP financial measure.

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About Kadant

Kadant Inc. is a leading supplier to the global pulp and paper industry, with a range of products and services for improving efficiency and quality in pulp and paper production, including paper machine accessories and systems for stock preparation, fluid handling, and water management. Our fluid-handling products are also used to optimize production in the steel, rubber, plastics, food, and textile industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $226 million in 2009 and 1,600 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and industry and economic outlook. Important factors that could cause actual results to differ materially from those indicated by such statements are set forth under the heading "Risk Factors" in Kadant's annual report on Form 10-K for the period ended January 2, 2010. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; international sales and operations; competition; soundness of suppliers and customers; our debt obligations; restrictions in our credit agreement; soundness of financial institutions; litigation and warranty costs related to our discontinued operation; our acquisition strategy; future restructurings; factors influencing our fiber-based products business; protection of patents and proprietary rights; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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